UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CORNER GROWTH ACQUISITION CORP.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2425N 105 (CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2425N 105

1.	Names of Reporting Persons CGA Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,825,001(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,825,001(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,825,001(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.65%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G2425N 105

1.	Names of Reporting Persons John J. Cadeddu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,825,001(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,825,001(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,825,001(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.65%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G2425N 105

1.	Names of Reporting Persons Marvin Tien
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,825,001(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,825,001(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,825,001(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.65%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), which automatically convert into Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of the Issuer at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as more fully described under the heading “Description of Securities--Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251040). CGA Sponsor, LLC (the “Sponsor”) is the record holder of the shares reported herein. John J. Cadeddu and Marvin Tien control the Sponsor and, as such, may be deemed to have voting and dispositive power over the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

(2)	Based on 40,000,000 Class A Shares (including 38,357,903 Class A Shares subject to possible redemption) and 10,000,000 Class B Shares issued and outstanding as of December 21, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2020.

Item 1(a). Name of Issuer

Corner Growth Acquisition Corp. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

251 Lytton Avenue, Suite 200

Palo Alto, CA 94301

Item 2(a). Names of Persons Filing

CGA Sponsor, LLC, John J. Cadeddu and Marvin Tien (collectively, the “Reporting Persons”)

Item 2(b). Address of the Principal Business Office, or if none, Residence:

251 Lytton Avenue, Suite 200

Palo Alto, CA 94301

Item 2(c). Citizenship

CGA Sponsor, LLC is a Delaware limited liability company. John J. Cadeddu and Marvin Tien are each a citizen of the United States.

Item 2(d). Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share (the “Class A Shares”).

* The Class A Shares are the class of ordinary shares of the Issuer registered pursuant to the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). The Reporting Persons own Class B ordinary shares, $0.0001 par value (the “Class B Shares”). The Class B Shares will automatically convert into Class A Shares at the time of the Issuer’s Business Combination on a one-for-one basis, or may be converted at any time at the option of the holder, subject to certain adjustments. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate 20% of the sum of the sum of all ordinary shares outstanding upon completion of the IPO plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any ordinary shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to CGA Sponsor, LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e). CUSIP Number

The CUSIP number for the Class A ordinary shares is G2425N 105.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d)	Investment company registered under Section 8 of the Investment Company Act.
☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 21, 2020, the Reporting Persons may be deemed to beneficially own 9,825,001 Class B Shares, representing 19.65% of the total Class A Shares and Class B Shares issued and outstanding as of such time. The Class B Shares are automatically convertible into Class A Shares at the time of the Issuer’s Business Combination on a one-for-one basis, or may be converted at any time at the option of the holder, subject to adjustment, as more fully described under the heading “Description of Securities--Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251040). The percentage of Class B Shares held by the Reporting Persons is based upon 40,000,000 Class A Shares (including 38,357,903 Class A Shares subject to possible redemption) and 10,000,000 Class B Shares issued and outstanding as of December 21, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2020.

CGA Sponsor, LLC, is the record holder of the shares reported herein. John J. Cadeddu and Marvin Tien control the Sponsor and, as such, may be deemed to have voting and dispositive power over the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	CGA SPONSOR, LLC

	By:	/s/ Marvin Tien
	Name:	Marvin Tien
	Title:	Authorized Signatory

/s/ John J. Cadeddu
John J. Cadeddu

/s/ Marvin Tien
Marvin Tien

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among CGA Sponsor, LLC, John J. Cadeddu and Marvin Tien.